Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
October 6, 2011
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	U.S. Concrete, Inc. Registration Statement on Form S-1 File No. 333-176615
Ladies and Gentlemen:
          On behalf of U.S. Concrete, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement (the “Registration Statement”) on Form S-1 of the Company, marked to indicate changes from the Registration Statement on Form S-1 originally filed with the Securities and Exchange Commission (the “Commission”) on September 1, 2011.
          Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Pamela Long, dated September 28, 2011 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.
          The Company has asked us to convey the following as its responses to the Staff:
Selling Noteholders, page 18
1.	Please revise your disclosure to identify the date on which the notes were originally issued and the exemption relied upon.

Response:

The Registration Statement has been revised in response to the Staff’s comment to include disclosure identifying the date on which the notes were originally issued and the exemption relied upon. Please see page 18.

2.	Please revise this section to disclose whether the selling noteholder is a broker-dealer or an affiliate of a broker-dealer. If the selling noteholder is a broker-dealer, please identify the selling security holder as an underwriter in the prospectus. If the selling noteholder is an affiliate of a broker-dealer, please revise your prospectus to state that the selling noteholder purchased in the ordinary course of business and at the time of the purchase of the securities to be resold, the selling noteholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response:

The Registration Statement has been revised in response to the Staff’s comment to disclose that none of the selling noteholders is a broker-dealer or an affiliate of a broker-dealer. Please see page 18.
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          If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (212) 373-3588.
Sincerely,
/s/ Brian M. Janson, Esq.
Brian M. Janson, Esq.
Enclosures

cc:	Curt M. Lindeman, Esq., U.S. Concrete, Inc.